[LETTERHEAD OF KILPATRICK STOCKTON LLP]
Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.KilpatrickStockton.com

November 10, 2009	direct dial 202 508 5820 direct fax 202 204 5620 JRappoport@KilpatrickStockton.com

VIA EDGAR

Mr. Daniel F. Duchovny, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Liberty Bancorp, Inc.
Schedule 13E-3
File No. 005-82263
Filed October 13, 2009

Dear Mr. Duchovny:

On behalf of Liberty Bancorp, Inc. (the “Company”), enclosed please the Company’s responses to the comment letter, dated October 22, 2009, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Schedule 13E-3 filed by the Company with the Commission on October 13, 2009.  To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses.

Schedule 13E-3

1.
We note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995 and that you intend that forward-looking statement be subject to the safe harbor included in that law.  Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  Please confirm your understanding about the inapplicability of the safe harbor to this offer and confirm that you will not claim its applicability in future filings.

ATLANTA   AUGUSTA  CHARLOTTE   DUBAI   NEW YORK   RALEIGH   STOCKHOLM   WASHINGTON   WINSTON-SALEM

Mr. Daniel F. Duchovny, Esq.
U.S. Securities and Exchange Commission
November 10, 2009

Response to Comment No. 1:

The Company understands that the safe harbor is inapplicable to this offer and hereby confirms that it will not claim its applicability in future filings.

Offer to Purchase

2.
Please revise your offer document to include all of the substantive disclosure currently included in the Schedule 13E-3.  Alternatively, confirm that you delivered the Schedule 13E-3 to your security holders together with the offer document.

Response to Comment No. 2:

Please see the revised disclosure on pages 8, 16, 23, 24, 25 and 30 of the offer document.

Summary of Terms, page 2

3.	Please include a summary of the Special Factors with respect to the going private transaction in the summary term sheet.

Response to Comment No. 3:

Please see the revised disclosure on pages 4 and 5 of the offer document.

Questions and Answers, page 4

4.
Please revise the answer to the question “How Will I Be Notified if the Offer is Extended?” and the offer document generally to comply with the requirements of Rule 14e-1(d), which states that announcements of extensions must be made no later than 9 a.m. Eastern Time on the next business day after the scheduled expiration date of the offer.

Response to Comment No. 4:

Please see the revised disclosure on pages 6 and 17 of the offer document.

Mr. Daniel F. Duchovny, Esq.
U.S. Securities and Exchange Commission
November 10, 2009

Background of the Offer, page 7

5.
Revise this section to describe the events leading up to the commencement of the tender offer.  Describe board meetings at which the going private transaction was discussed, specifying who was present, including outside advisors.

Response to Comment No. 5:

Please see the revised disclosure on page 8 of the offer document.

Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives, page 8

6.	Please quantify the costs associated with administering small shareholder accounts.

Response to Comment No. 6:

Please see the revised disclosure on page 9 of the offer document.

Effects of the Tender Offer, page 9

7.
Please disclose whether, in the event the company elects to deregister, certain information will continue to be publicly available through the FDIC and, if so, the nature of the information that will be available.  Also, clarify whether you intend to continue delivering annual reports, including audited financial statements, to your security holders following the going private transaction.

Response to Comment No. 7:

Please see the revised disclosure on page 10 of the offer document.

Determination of Fairness of Offer by Our Board of Directors, page 13

8.
Please revise your disclosure to clarify why the board’s knowledge of the Company’s business allowed the board to make the fairness determination.  What about the company’s business did the Board specifically rely on in making its fairness determination?

Mr. Daniel F. Duchovny, Esq.
U.S. Securities and Exchange Commission
November 10, 2009

Response to Comment No. 8:

The Company has deleted the sentence stating that the Board’s knowledge of the Company’s business allowed the Board to make the fairness determination. The aspects of the Company’s business that the Board relied on are addressed in the succeeding sentences, so the deleted sentence did not additional meaning. Please see the revised disclosure on page 14 of the offer document.  The Company believes that the factors referred to in the section of the offer document entitled “Determination of Fairness by Our Board of Directors” adequately explain the Board of Directors’ reasons for concluding that the offer is fair to both eligible and ineligible shareholders without the deleted disclosure.

9.
Revise your disclosure to describe in reasonable detail the “historical stock prices, peer group evaluations and trading volume activity” and the “pro forma  analysis which examines the effects of the Offer on the company” you mention in the last paragraph of page 13.  Refer to Item 1014(b) of Regulation M-A for additional guidance.

Response to Comment No. 9:

Please see the revised disclosure on page 14 and 15 of the offer document.

10.
We note your disclosure in the second paragraph of page 14 that the discussion includes “some” of the material factors upon which the Board based its fairness determination.  Revise your disclosure to include all of the material factors the bard considered.

Response to Comment No. 10:

Please see the revised disclosure on page 15 of the offer document.

Conditions of the Offer, page 16

11.
Refer to the disclosure relating to your failure to exercise any of the rights described in this section.  This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

Mr. Daniel F. Duchovny, Esq.
U.S. Securities and Exchange Commission
November 10, 2009

Response to Comment No. 11:

The Company hereby confirms its understanding of this comment.

Expiration and Extension of Offer, page 16

12.
We note the disclosure that the board, at its discretion, may terminate the offer on a date earlier than the stated expiration date.  As stated, the offer may be deemed to be illusory.  Thus, revise your disclosure to indicate that the Board may only terminate the offer if a condition is triggered.

Response to Comment No. 12:

Please see the revised disclosure on page 17 of the offer document.

Summary Consolidated Financial Information, page 25

13.	Please disclose the ratio of earnings to fixed charges, as required by Item 1010(c)(4) of Regulation M-A.

Response to Comment No. 13:

Please see the revised disclosure on page 28 of the offer document.

*    *    *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel F. Duchovny, Esq.
U.S. Securities and Exchange Commission
November 10, 2009

If you have any questions or further comments regarding the above-referenced filing, please call the undersigned at 202.508.5820.

Very truly yours,

KILPATRICK STOCKTON LLP

/s/ Joel E. Rappoport
Joel E. Rappoport

Enclosures

cc:	Brent M. Giles, Liberty Bancorp, Inc.
Marc J. Weishaar, Liberty Bancorp, Inc.
Stephen F. Donahoe, Esq.